SEC 18005286

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48547

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2017 (MM/DD/YY) AND ENDING 12-31-2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lewis Young Robertson & Burningham

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 N. Rio Grande, Suite 101
(No. and Street)

Salt Lake City, Utah 84101
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jones Simkins
(Name – *if individual, state last, first, middle name*)

1011 W. 400 North, #100 Logan, Utah 84321
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 26 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Laura D. Lewis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lewis Young Robertson & Burningham, as of March 1, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KARLA THOMAS
Notary Public State of Utah
My Commission Expires on:
June 20, 2020
Comm. Number: 689693

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY INFORMATION

December 31, 2017 and 2016

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INDEX TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84321
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Lewis Young Robertson & Burningham, Inc. (the Company) as of December 31, 2017 and 2016, the related statements of income, changes in stockholders' equity, and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures performed in conjunction with the audits of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

JONES SIMKINS LLC
We have served as Lewis Young Robertson & Burningham, Inc.'s auditor since 2001.
Logan, Utah
February 28, 2018

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2017 and 2016

ASSETS	2017	2016
Current assets:		
Cash	$ 204,301	256,710
Accounts receivable, net	668,767	165,786
Prepaid expenses	4,294	67,394
Related party receivable	7,500	18,235
Income tax receivable	9,000	10,000
Total current assets	893,862	518,125
Property and equipment, net	39,206	34,308
Cash surrender value of life insurance	400,770	312,166
Total assets	$ 1,333,838	864,599
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Payables	$ 306,748	322,538
Current portion of deferred income taxes	111,000	25,000
Total current liabilities	417,748	347,538
Deferred income taxes	8,000	10,000
Total liabilities	425,748	357,538
Stockholders' equity:		
Common stock, $1 par value, 50,000 shares authorized, 3,944 and 4,024 shares issued and outstanding, respectively	3,944	4,024
Additional paid-in capital	-	-
Retained earnings	904,146	503,037
Total stockholders' equity	908,090	507,061
Total liabilities and stockholders' equity	$ 1,333,838	864,599

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF INCOME
Years Ended December 31, 2017 and 2016

	2017	2016
Revenues:		
Financial advisory fees	$ 2,993,310	2,412,835
Consulting fees	1,436,364	1,549,420
Gain on investments	88,604	42,516
Other	12	719
Total revenues	4,518,290	4,005,490
Operating expenses:		
Employee compensation and benefits	3,158,442	3,096,168
Other general and administrative expenses	638,213	685,266
Occupancy	165,730	171,432
Total operating expenses	3,962,385	3,952,866
Income from operations	555,905	52,624
Other expense:		
Interest expense	(299)	-
Total other expense	(299)	-
Income before income taxes	555,606	52,624
Provision for income taxes	112,000	11,000
Net income	$ 443,606	41,624

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
Years Ended December 31, 2017 and 2016

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total
	Shares	Amount			
Balance at January 1, 2016	4,102	$ 4,102	$ -	$ 502,862	$ 506,964
Purchase and retirement of common stock	(78)	(78)	-	(41,449)	(41,527)
Net income	-	-	-	41,624	41,624
Balance at December 31, 2016	4,024	4,024	-	503,037	507,061
Purchase and retirement of common stock	(80)	(80)	-	(42,497)	(42,577)
Net income	-	-	-	443,606	443,606
Balance at December 31, 2017	3,944	$ 3,944	$ -	$ 904,146	$ 908,090

The accompanying notes are an integral part of these financial statements.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2017 and 2016

	2017	2016
Cash flows from operating activities:		
Net income	$ 443,606	41,624
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,709	12,764
Deferred income taxes	84,000	(16,000)
(Increase) decrease in:		
Accounts receivable	(502,981)	25,417
Prepaid expenses	63,100	(33,727)
Related party receivable	10,735	13,018
Income tax receivable	1,000	(10,000)
Increase (decrease) in payables	(15,790)	(18,177)
Net cash provided by operating activities	98,379	14,919
Cash flows from investing activities:		
Change in cash surrender value of life insurance	(88,604)	(42,516)
Purchase of property and equipment	(19,607)	(16,418)
Net cash used in investing activities	(108,211)	(58,934)
Cash flows from financing activities:		
Purchase and retirement of common stock	(42,577)	(41,527)
Net cash used in financing activities	(42,577)	(41,527)
Net decrease in cash	(52,409)	(85,542)
Cash, beginning of year	256,710	342,252
Cash, end of year	$ 204,301	256,710

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Summary of Significant Accounting Policies

Organization

Lewis Young Robertson & Burningham, Inc., (the Company) was incorporated under the laws of the State of Utah on July 6, 1995. The Company provides financial and consulting services to local governmental and other entities.

Concentration of Credit Risk

The Company maintains its cash in bank accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company's customer base consists primarily of local governmental agencies. Management does not believe significant credit risk exists at December 31, 2017.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are amounts due from services performed and are unsecured. Accounts receivable are carried at their estimated collectible amounts. Credit is generally extended on a short-term basis; thus accounts receivable do not bear interest although a finance charge may be applied to such receivables that are more than thirty days past due. Accounts receivable are periodically evaluated for collectability based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions. At December 31, 2017 and 2016, no allowance was considered necessary.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on property and equipment is determined using the straight-line method over the estimated useful lives of the assets which range from 5 to 7 years. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting.

The Company considers many factors when evaluating and estimating its tax positions and tax benefits. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Reserves are established if it is believed certain positions may be challenged and potentially disallowed. If facts and circumstances change, reserves are adjusted through the provision for income taxes. The Company recognizes interest expense and penalties related to unrecognized tax benefits in the provision for income taxes.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts may differ from these estimates.

Future Application of Accounting Standards

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09, as updated by ASU No. 2015-14, are effective for the Company beginning in fiscal year 2019. We do not anticipate the adoption of ASU 2014-09 will have a notable impact on our results of operations; however, we are still evaluating the impact of this standard.

Note 2 – Related Party Transactions

The Company provides management services to LRB Financial and Green Light Management, LLC, companies also owned by the stockholders of the Company. During the years ended December 31, 2017 and 2016, the Company recorded revenue from related parties of $162,605 and $213,749, respectively. At December 31, 2017 and 2016, the outstanding balance of related party receivable was $7,500 and $18,235, respectively.

Note 3 – Property and Equipment

Property and equipment consists of the following:

		2017	2016
Computer equipment	$	161,400	154,642
Furniture and fixtures		243,622	243,622
Leasehold improvements		2,368	2,368
		407,390	400,632
Less accumulated depreciation and amortization		(368,184)	(366,324)
	$	39,206	34,308

Note 4 – Payables

Payables consist of the following:

		2017	2016
Pension payable	$	193,347	196,103
Accounts payable		38,629	11,282
Vacation payable		35,197	35,001
Other payables		39,575	80,152
	$	306,748	322,538

Note 5 – Operating Lease Obligations

The Company leases office space and office equipment under noncancelable operating lease agreements, which expire in 2019 through 2020. Future minimum rental payments for these noncancelable operating leases are approximately as follows:

Year Ending December 31,	Amount
2018	$ 203,000
2019	57,000
2020	8,000
	$ 268,000

Rental expense on the operating leases for the years ended December 31, 2017 and 2016 was approximately, $177,000 and $177,000, respectively.

Note 6 – Profit Sharing Plan

The Company has adopted a profit sharing plan for all employees who qualify as to age and service. The Company's contribution expense was approximately $246,000 and $225,000 for the years ended December 31, 2017 and 2016, respectively.

Note 7 – Supplemental Cash Flow Information

Actual amounts paid for interest and income taxes are approximately as follows:

	2017	2016
Interest	$ 299	-
Income taxes	$ 27,240	52,312

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2017 and 2016

Note 8 – Income Taxes

The provision (benefit) for income taxes consists of the following:

		2017	2016
Current	$	28,000	27,000
Deferred		84,000	(16,000)
	$	112,000	11,000

The provision (benefit) for income taxes is different from the amounts computed at federal statutory rates for the following reasons:

		2017	2016
Federal tax at statutory rates	$	126,000	9,000
State tax at statutory rates		22,000	2,000
Insurance		(11,000)	(2,000)
Meals and entertainment		6,000	4,000
Rate change		(33,000)	-
Other		2,000	(2,000)
	$	112,000	11,000

Deferred tax assets (liabilities) consist of the following:

		2017	2016
Revenue and expense recognition	$	(121,000)	(36,000)
Depreciation		(8,000)	(10,000)
Charitable contribution carryforward		10,000	11,000
	$	(119,000)	(35,000)

The Charitable contribution credit began to expire in 2017 and will continue to expire if unused through 2022.

Note 8 – Income Taxes (continued)

Presented in the financial statements as follows:

		2017	2016
Current portion of deferred income taxes	$	(111,000)	(25,000)
Deferred income taxes		(8,000)	(10,000)
	$	(119,000)	(35,000)

On December 22, 2017, the Tax Cuts and Jobs Act, which reduces the corporate tax rate to 21%, was signed into law. The enactment of this law requires companies, under ASC Topic 740, *Income Taxes*, to recognize the effects of changes in tax laws and rates on deferred tax assets and liabilities, and associated valuation allowances, in the period in which the new legislation is enacted. Therefore, the Company has remeasured the deferred tax assets and liabilities, and any associated valuation allowances, and recorded the change in 2017, which is the period in which the law was enacted, as a component of income tax expense from continuing operations.

Note 9 – Commitments and Contingencies

The Company may become subject to investigations, examinations, claims, or lawsuits arising in the ordinary course of its business. The Company is currently not aware of any such items that it believes could have a material adverse effect on its financial statements.

The Company has entered into a stock purchase agreement with a stockholder of the Company to purchase shares, at the discretion of the Company, through July 15, 2020.

Note 10 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, and also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017 and 2016, the Company had net capital of $298,323 and $241,206, respectively, which was $277,873 and $219,703, respectively, in excess of its required net capital of $20,450 and $21,503 respectively. At December 31, 2017 and 2016, the Company's net capital ratio was 1.02 to 1 and 1.3 to 1, respectively.

Note 11 – Subsequent Events

The Company evaluated its December 31, 2017 financial statements for subsequent events through February 28, 2018, the date the financial statements were issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements.

Schedule 1

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

NET CAPITAL:		
Total ownership equity	$	908,090
Ownership equity not allowable for net capital		-
Total ownership equity qualified for net capital		908,090
Additions for deferred income tax liabilities resulting from assets that are non-allowable for net capital		119,000
Total capital and allowable credits		1,027,090
Deductions for non-allowable assets		(728,767)
Net capital before haircuts on securities positions		298,323
Haircuts on securities:		
Current investments (money market funds 2%)		-
Net capital	$	298,323
AGGREGATE INDEBTEDNESS:		
Total liabilities (less deferred income taxes) from balance sheet	$	306,748
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	20,450
Excess net capital	$	277,873
Excess net capital at 1000% (Net capital - 10% of aggregate indebtedness)	$	267,648
Ratio of aggregate indebtedness to net capital		1.02 to 1

Reconciliation with company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2017, as amended on February 28, 2018):

Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	298,323
Reconciling items		-
Net capital per above	$	298,323

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer, who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with their activities as a broker dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and their customers through a bank account, designated as "Special Account for the Exclusive Benefit of Customers of the Company." Therefore, the Company makes no computation for determination of reserve requirements pursuant to the rule.

LEWIS YOUNG ROBERTSON & BURNINGHAM, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2017

Per paragraph K(2)(i), the Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission as a broker or dealer which carries no customer accounts and does not otherwise hold funds or securities of customers and retains no possession or control of such. The Company therefore has no information to report relating to the possession or control requirements pursuant to the rule.

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of
Lewis Young Robertson & Burningham, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Lewis Young Robertson & Burningham, Inc. (the Company) and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2017 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2018

JONES SIMKINS
Certified Public Accountants
www.jones-simkins.com

Logan Office:
1011 West 400 North, Suite 100
Logan, UT 84323-0747
Phone: (435) 752-1510 • (877) 752-1510
Fax: (435) 752-4878

Salt Lake City Office:
560 South 300 East, Suite 250
Salt Lake City, UT 84111
Phone: (801) 561-6026
Fax: (801) 561-2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Lewis Young Robertson & Burningham, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report Letter, in which (1) Lewis Young Robertson & Burningham, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jones Simkins LLC

JONES SIMKINS LLC
Logan, Utah
February 28, 2018

LEWIS YOUNG
ROBERTSON & BURNINGHAM, INC.
AN INDEPENDENT MUNICIPAL FINANCIAL ADVISORY
AND CONSULTING FIRM

January 10, 2018

Exemption Report Letter

As has been previously discussed on a number of occasions with various people at FINRA over the past nineteen years, Lewis Young Robertson & Burningham, Inc. does not maintain customer accounts in any form or fashion. As such, when required to respond to question 25 on the FOCUS Filing Report, inquiry was made to FINRA about which of the options we should select since <u>none of the provided exemptions apply to our firm</u>. We were directed at the time to check (k)(2) (i) which we have sought to check from that time forward.

Therefore, Lewis Young Robertson & Burningham, Inc. (the Company) continues to claim exemption from 17 C.F.R. 240.15.c.3-3 per provision (2)(i) of 17 C.F.R. 240.15c3-3(k) "Special Account for the Exclusive Benefit of Customers Maintained". We acknowledge that we do not have any special bank account established and this is due to the fact that the Company carries no customer accounts, no margin accounts and we have never transmitted any customer funds or utilized funds to deliver any securities or received any securities and have never held funds or securities for, or owe money or securities to customers. We have never traded any securities, received any customer funds nor are we planning to ever trade any securities or receive any customer funds and if we did such we are under the express understanding that the Company would need to amend its BD. Setting up such a bank account would be meaningless and an unnecessary cost since we do not maintain any customer accounts.

Laura D. Lewis
Principal
Chief Compliance Officer

GATEWAY PLAZA BUILDING
41 NORTH RIO GRANDE, SUITE 101
SALT LAKE CITY, UTAH 84101
TELEPHONE 801.596.0700
TOLL FREE 800.581.1100
FAX 801.596.2800
WWW.LEWISYOUNG.COM